NO ACT

PE
12/21/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 5, 2012

David M. Johansen
White & Case LLP
djohansen@ny.whitecase.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-5-12

Re: Hess Corporation
Incoming letter dated December 21, 2011

Dear Mr. Johansen:

This is in response to your letter dated December 21, 2011 concerning the shareholder proposal submitted to Hess by the Sheet Metal Workers' National Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Kenneth Colombo
Sheet Metal Workers' National Pension Fund
Kcolombo@smwnpf.org

January 5, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hess Corporation
Incoming letter dated December 21, 2011

The proposal requests that the board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years Hess' audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that Hess may exclude the proposal under rule 14a-8(i)(7), as relating to Hess' ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of Hess' independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Hess omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Hess relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
whitecase.com

December 21, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Hess Corporation*
Shareholder Proposal of Sheet Metal Workers' National Pension Fund
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Hess Corporation (the "**Company**"), we write to inform you that the Company intends to exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "**2012 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from the Sheet Metal Workers' National Pension Fund (the "**Proponent**").

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("**SLB 14D**"), we are submitting this letter and its attachments to the Staff of the Division of Corporation Finance (the "**Staff**") via e-mail at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "**Exchange Act**"), we are submitting this letter to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive proxy statement, and a copy of this letter and its attachments was mailed on this date to the Proponent as notice of the Company's intent to exclude the Proposal from the 2012 Proxy Materials.

We take this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to its Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company in accordance with Rule 14a-8(k) and SLB 14D.

I. THE PROPOSAL

The Proposal states:

Be it Resolved: That the shareholders of Hess Corporation ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy, that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

A copy of the Proposal is attached to this letter as Exhibit A.

II. EXCLUSION OF THE PROPOSAL

A. Bases of Exclusion of the Proposal.

We hereby respectfully request that the Staff concur with our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations; and
- Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate applicable law.

B. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the underlying policy of the ordinary business exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." This policy recognizes that shareholders, as a group, are not in a position to make informed decisions on certain matters and such matters should not be subject to direct shareholder oversight. As such, proposals that seek to 'micro-manage' the company by delving too deeply into complex matters or that pertain to tasks that are fundamental to management's ability to run a company on a day-to-day basis may be omitted from the proxy statement pursuant to the ordinary business exclusion.

1. The selection and engagement of an independent auditor is within the Company's ordinary business operation.

The appointment, compensation and retention of the Company's independent auditor are responsibilities of the Company's Audit Committee and are not appropriate matters for shareholder oversight. In fact, applicable law and stock exchange rules require an independent audit committee to maintain direct oversight of the company's independent auditors. Section 10A(m)(2) of the Exchange Act and Rule 10A-3(b)(2) promulgated thereunder provide that the Audit Committee must be "directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm . . ." In addition, Section 303A.06 of the New York Stock Exchange (the "**NYSE**") Listed Company Manual requires that audit committees of NYSE-listed companies comply with Rule 10A-3. In adopting these laws and rules, Congress, the Commission and the NYSE indicated that this fundamental oversight function is best left to the independent audit committee, which has the necessary knowledge and experience to manage the Company's independent auditors in a manner that is in the best interests of the Company.

Further, the selection and retention of the Company's audit firm is a complex business decision that requires the Audit Committee's expertise and business judgment. The selection process and the choice to retain an independent audit firm involve many considerations, which shareholders would not be in a position to assess. Factors the Audit Committee may consider include: the reputation and integrity of the audit firm; the audit firm's past performance; the audit firm's competence and skills; the audit firm's expertise in the various accounting, auditing and regulatory standards applicable to the Company; the audit firm's experience in the Company's industry; the Company's relationships with the audit firm that could compromise the audit firm's independence; and the costs and benefits of changing audit firms. The Audit Committee also must consider the availability of a suitable alternative firm in light of then-existing circumstances. The Company's operations are extensive and include operations in 16 U.S. states and over 20 countries. Accordingly, the Company's independent auditor must be a leading international firm with broad expertise and significant resources, of which there are very few. These firms may be providing other services to the Company, which may impact independence and disqualify these firms from serving as the Company's independent auditors, further reducing the already limited pool of potential audit firms and the Company's ability to manage costs of the new audit firm's engagement.

The Audit Committee is in the best position to assess these complex factors given its expertise and regular interaction with the independent auditor. The Proposal would substitute shareholder concerns about auditor independence for the Audit Committee's informed judgment by requiring the Company to engage a new independent auditor at least every seven years without regard to these factors and, if implemented, could result in the selection of an audit firm that is not in the best interests of the Company.

2. The Staff has consistently concurred in the exclusion of shareholder proposals regarding the selection and engagement of independent auditors under Rule 14a-8(i)(7).

The Staff has long recognized that shareholder proposals relating to the selection and engagement of an independent auditor fit squarely within the underlying policy of the ordinary business exception and are excludable under Rule 14a-8(i)(7). In particular, the Staff has consistently concurred in the exclusion of shareholder proposals that limit the term of engagement of a company's auditors. Most recently in *Hewlett-Packard* (avail. Nov. 18, 2011), *Deere & Company* (avail. Nov. 18, 2011) and *The Walt Disney Company* (avail. Nov. 23, 2011), the Staff concurred in the exclusion of an almost identical shareholder proposal requesting that the board of directors and audit committee establish an "Audit Firm Rotation Policy," requiring the company to rotate an audit firm every seven years for a minimum of three years. The Staff stated that "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *See also J.P. Morgan Chase & Co.* (avail. Mar. 5, 2010), *Masco Corp.* (avail. Jan. 13, 2010), *Masco Corp.* (avail. Nov. 14, 2008), *Masco Corp.* (Feb. 26, 2008) (each concurring with the exclusion of a proposal to the limit the term of engagement of the company's auditors to five years); *El Paso Corp.* (avail. Feb. 23, 2005) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to ten years); *Kimberly-Clark Corp.* (avail. Dec. 21, 2004) (concurring with the exclusion of a proposal to limit the term of engagement of a company's auditors to five years); *Kohl's Corp.* (avail. Jan. 27, 2004) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to ten years); *The Allstate Corp.* (avail. Feb. 5, 2003) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to four years); *Bank of America Corp.* (avail. Jan. 2, 2003) (same); *WGL Holdings, Inc.* (avail. Dec. 6, 2002) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to five years); *Transamerica Corp.* (avail. Mar. 8, 1996) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to four years); *Mobil Corp.* (avail. Jan. 3, 1986) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to five years).

The Proposal is substantively identical to the proposals presented in the precedents listed above where the Staff concurred that such proposals related to the companies' ordinary business operations, and therefore, could be omitted in reliance on Rule 14a-8(i)(7).

For the reasons set forth above, we believe the Proposal may be excluded from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. The Proposal May be Excluded Under 14a-8(i)(2) Because the Proposal, If Implemented, Would Cause the Company to Violate Applicable Law.

Pursuant to Rule 14a-8(i)(2), a shareholder proposal may be excluded from a company's proxy materials if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which the company is subject. The Proposal, if implemented, would cause the Company to violate the Exchange Act and the rules promulgated thereunder, and as a result, the listing requirements of the NYSE.

Section 10A(m) of the Exchange Act provides that the Audit Committee "shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by [an] issuer. . . and each such registered public accounting firm shall report directly to the audit committee." Rule 10A-3(b)(2) under the Exchange Act provides that, "[t]he audit committee of each listed issuer, in its capacity as a committee of the board of directors, must be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged. . ." Section 303A.06 of the NYSE Listed Company Manual requires all listed companies to comply with the provisions of Rule 10A-3.

The Proposal requests that the "Company's Board Audit Review Committee establish an Audit Firm Rotation Policy, that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years." However, pursuant to the Exchange Act and the NYSE Listed Company Manual, the direct responsibility for appointing and overseeing the Company's independent auditors is vested in the Company's Audit Committee. As a result, shareholders do not have the power or legal authority to impose, either directly or indirectly, the Audit Rotation Policy on the Audit Committee. If the Proposal is implemented, the members of the Audit Committee would not be permitted to exercise their independent judgment in determining whether adoption of the auditor rotation policy is in the best interests of the Company, or to waive the policy based on existing facts and circumstances. On the contrary, if implemented, the Audit Committee will be <u>required</u> to select a new independent auditor even if it is in the best interests of the Company and shareholders to retain the Company's existing independent auditor. The Proposal seeks to force the Audit Committee to cede direct control of its oversight responsibility over the Company's independent auditors to the shareholders, in contravention of the Exchange Act and the NYSE Listed Company Manual. Thus, the Proposal may be excluded from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(2).

III. CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff concur with our view that the Company may properly omit the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8. Should the Staff disagree with this conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Please do not hesitate to contact me at (212) 819-8509 if you have any questions or require any additional information.

Very truly yours,

David Johansen

David M. Johansen

Attachment

cc: George C. Barry, Hess Corporation
Kenneth Colombo, Sheet Metal Workers' National Pension Fund
Craig Rosenberg, ProxyVote Plus

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via fax 212-536-8241 and via UPS]

November 21, 2011

George C. Barry, Secretary
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Re: Audit Firm Rotation Proposal

Mr. Barry:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Hess Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses the issue of our companies audit firm rotation. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 62,000 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of Hess Corporation ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy, that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Research on the terms of engagement between audit firms and client corporations indicates that at the largest 500 companies long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Hess Corporation has paid its audit firm, Ernst & Young LLP a total of $82,062,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years, thereby limiting long-term client-audit firm relationships that may compromise audit firm independence.